United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Attention: Jeffery P. Riedler

Re: XELR8 Holdings, Inc.
Amended S-3 Filed July 13, 2007

Dear Mr. Riedler,

Per your letter dated July 12, 2007 we have filed an amended S-3 on July 13, 2007. In response to your comments:

1.               In the section “Where You Can Find More Information” on page 20, we have incorporated by reference the Form 10-QSB filed on May 2, 2007.

Sincerely

John D. Pougnet
Chief Executive Officer and Chief Financial Officer